UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [__________________] to [________________]

Commission file number 1-9876

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings and Investment Plan
for Employees of Weingarten Realty Investors

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WEINGARTEN REALTY INVESTORS

2600 Citadel Plaza Drive
Houston, Texas 77008

Financial Statements and Exhibit Index

			Page
(a)	Financial Statements
	(1)	Report of Independent Registered Public Accounting Firm	3
	(2)	Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4
	(3)	Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014 and 2013	5
	(4)	Notes to Financial Statements	6
	(5)	Schedule of Assets (Held at End of Year) as of December 31, 2014	13

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Signatures		14
(c)	Exhibit Index		15
	23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty Investors
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Calvetti Ferguson

Houston, Texas
June 19, 2015

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013
ASSETS
Participant-directed investments, at fair value (Notes 3 and 4):
Mutual funds	$45,357,868	$40,937,944
Common collective trust fund	9,829,934	9,396,501
Common stock fund	4,914,124	3,762,273
Cash	189	230
Total participant-directed investments, at fair value	60,102,115	54,096,948
Receivables:
Notes receivable from participants, net	518,857	510,012
Participant contributions	68,917	—
Employer contribution	80,256	58,146
Total receivables	668,030	568,158
Total assets	60,770,145	54,665,106
LIABILITIES
Due to brokers	102,092	—
Total liabilities	102,092	—
Net assets available for benefits at fair value	60,668,053	54,665,106
Adjustment from fair value to contract value for underlying fully benefit-responsive contracts	(137,226)	(75,356)
Net assets available for benefits	$60,530,827	$54,589,750

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2014 and 2013

	2014	2013
Additions:
Interest on notes receivable from participants	$22,168	$21,058
Investment income:
Interest/dividend income:
Mutual funds	3,066,894	1,307,900
Common stock fund	214,895	163,289
Other investment (loss) income	(13,793)	13,240
Net appreciation in fair value of investments:
Common collective trust fund	116,815	142,410
Mutual funds	527,376	7,552,335
Common stock fund	1,047,313	115,008
Total investment income	4,959,500	9,294,182
Contributions:
Participants	2,614,446	2,652,490
Employer	849,845	847,092
Participant rollovers	320,677	56,004
Total contributions	3,784,968	3,555,586
Total additions	8,766,636	12,870,826
Deductions:
Benefits paid to participants	2,818,363	3,415,874
Administrative expenses	7,196	7,661
Total deductions	2,825,559	3,423,535
Net increase	5,941,077	9,447,291
Net assets available for benefits, beginning of year	54,589,750	45,142,459
Net assets available for benefits, end of year	$60,530,827	$54,589,750

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION
The following description of the Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Plan”) provides only general information. The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly-owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the “Company”). Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan covering all eligible employees of the Company. Michael Townsell, (Senior Vice President/Human Resources at WRI) is the plan administrator. All employees are eligible to participate in the Plan upon their hire date with the exception of those individuals as defined in the Plan agreement, including those classified as a leased employee, a temporary employee, an independent contractor or a non-resident alien with no United States earned income. To be eligible to participate in the Plan, an employee must have completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may elect to contribute pre-tax or post-tax annual compensation up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. Participants can rollover balances from certain individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 and older are eligible to contribute for each calendar year ended December 31, 2014 and 2013, an additional $5,500, as a “catch-up” contribution in excess of the maximum 401(k) contributions of $17,500 for each year ending December 31, 2014 and 2013. Participants may change their percentage contribution election at any time. The Company matches up to 50% of the first 6% of the participant’s compensation for each plan year (limited to the maximum amount allowed by the IRS). The match is invested in various investment options as directed by the participant.
The Company may also make discretionary contributions which are subject to the approval of the Board of Trustees. Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the total compensation of all participants during the year. No discretionary contributions were made during the year ended December 31, 2014 and 2013. Discretionary contributions are invested in various investment options as directed by the participant.
Participants’ Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 17 funds as investment options for participants.
Vesting
Participants are immediately vested in their pre-tax or post-tax deferred contributions and any income or loss thereon. Company contributions vest 20% each year, and participants become 100% vested in Company contributions after five years of service.

Notes Receivable from Participants
Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at 4.25%, which are commensurable with local prevailing rates as determined at a fixed-rate based on prime plus 1% at the time of issuance. The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less, unless the loan is to purchase a principal residence in which case the repayment period shall not exceed 30 years. Principal and interest are credited to the participant’s account. Upon a participant’s termination or retirement, any outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an ongoing repayment arrangement has not been made with the Plan. Notes receivable from participants are reported net of the unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Upon termination of service due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.
Forfeitures
All Company contributions credited to a participant’s account, but not vested, are forfeited by the participant. Forfeitures of Company contributions credited to a participant’s account are applied to reduce subsequent Company contributions. During the year ended December 31, 2014 and 2013, forfeitures in the amounts of $27,825 and $30,232, respectively, were used to reduce the Company’s contributions. Unused forfeited non-vested amounts totaled $6,121 and $13,060 at December 31, 2014 and 2013, respectively.
Plan Amendment
The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value as defined below:

•	Mutual Funds and Common Stock Fund
These assets are valued based on publicly quoted market prices.

•	Common Collective Trust Fund
The Plan has invested in the Wells Fargo Stable Value Return Fund C. The value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G. The price of this common collective trust fund is based on the fair values of the underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding as determined by the fund’s trustee.

The fund’s trustee uses the following valuation methods for the assets. Conventional investment contract fair value is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing discount rate as of a year-end. Individual assets of the security-backed contracts are generally valued at representative quoted market prices. Collective trust fund and short-term investments are stated at the reported unit value of each fund. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.
The common collective trust fund consists of underlying fully benefit-responsive investment contracts as defined by GAAP. At December 31, 2014 and 2013, the Statements of Net Assets Available for Benefits present these investments at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis for both periods as defined by GAAP. Contract value is based on the invested principal plus accrued interest on the investment contracts held, as determined by the fund’s trustee.
Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded in net appreciation in fair value in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainty
The Plan invests in various investment securities. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Administrative Expenses
Certain administrative expenses of the Plan are paid directly by the Company or directly by the Plan and participants. Investment related expenses are included in net appreciation of fair value of investments.
Recent Accounting Pronouncements
Recent accounting pronouncements issued by the Financial Accounting Standards Board or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan’s financial statements.

3. INVESTMENTS
The following presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

	December 31,
	2014	2013
Wells Fargo Stable Value Return Fund C	$9,829,934	$9,396,501
Blackrock S&P 500 Stock Fund	5,927,718	4,867,408
American Century Growth Fund	5,419,766	4,821,673
Dodge & Cox Stock Fund	4,960,684	4,325,107
Weingarten Realty Investors Stock	4,914,124	3,762,273
MFS Value Fund	4,840,070	4,491,060
Prudential Jennison Mid Cap Growth	3,989,788	3,654,720
Dodge & Cox Income Fund	3,765,358	*
American Euro Pacific Growth Fund	3,460,778	3,373,995
JPMorgan Mid Cap Value Fund	3,146,982	*
JPMorgan Government Bond Fund	*	3,293,984
_________________
* Investment’s balance does not exceed 5% of the Plan’s net assets at the respective year-end.

4. FAIR VALUE MEASUREMENTS
In accordance with GAAP, the Plan classifies its investments within the fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013, aggregated by the level in the fair value hierarchy in which those measurements fall, are as follows:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2014
Investments:
Mutual funds
Large company funds	$10,888,402			$10,888,402
Mid company funds	7,136,770			7,136,770
Small company funds	3,547,633			3,547,633
International funds	4,994,205			4,994,205
Fixed income funds	4,206,352			4,206,352
Growth funds	14,584,506			14,584,506
Common collective trust fund
Stable value fund		$9,829,934		9,829,934
Common stock fund
Weingarten Realty Investors	4,914,124			4,914,124
Total	$50,271,992	$9,829,934	$—	$60,101,926

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2013
Investments:
Mutual funds
Large company funds	$9,192,515			$9,192,515
Mid company funds	6,346,239			6,346,239
Small company funds	3,379,505			3,379,505
International funds	5,156,787			5,156,787
Fixed income funds	3,612,613			3,612,613
Growth funds	13,250,285			13,250,285
Common collective trust fund
Stable value fund		$9,396,501		9,396,501
Common stock fund
Weingarten Realty Investors	3,762,273			3,762,273
Total	$44,700,217	$9,396,501	$—	$54,096,718

5. INVESTMENT CONTRACTS IN COMMON COLLECTIVE TRUST FUND
The Plan through its investment in a common collective trust fund has underlying assets that are fully benefit-responsive investment contracts issued by insurance companies and other institutions. The fund’s trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The common collective trust fund is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the fund’s trustee. Contract value represents invested principal plus accrued interest on the investment contracts held. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is remote.
Most investments in the common collective trust fund are contractually obligated to pay the principal and specified interest rate that is guaranteed to the trust fund. The crediting rate is based on a formula agreed upon with the fund’s trustee, but may not be less than 0%. Such rates are reviewed on a recurring basis for resetting. The crediting rate of the contracts are expected to track current market yields on a trailing basis. The yield analysis for the common collective trust fund at December 31, 2014 and 2013 is as follows:

	December 31,
	2014	2013
Based on annualized earnings (1)	1.40%	1.36%
Based on interest rate credited to participants (2)	1.64%	1.52%
________________
(1) Represents annualized earnings of all investments in each fund divided by the fair value of all investments in the fund at December 31, 2014 and 2013, respectively.
(2) Represents the annualized earnings credited to participants in each fund divided by the fair value of all investments in the fund at December 31, 2014 and 2013, respectively.

6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested in their employer contributions and will be distributed in accordance with Plan provisions.

7. INCOME TAX STATUS
The Plan operates under a non-standardized adoption agreement in connection with a prototype defined contribution plan and trust, sponsored by Merrill Lynch. The prototype plan document has received a favorable determination letter, dated March 31, 2008, from the IRS which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8. PARTY-IN-INTEREST TRANSACTIONS
The Plan assets were managed by Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”). Merrill Lynch was the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the daily operational services of the Plan amounted to $7,196 and $7,661 for the year ended December 31, 2014 and 2013, respectively.
Also, the Company engaged SWBC Investment Company to monitor and provide recommendations for the Plan’s investment fund offerings. For the year ended December 31, 2014 and 2013, the Company recorded expenses of $51,748 and $44,163, respectively.

9. SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 19, 2015, which is the date the financial statements were issued.
Effective January 1, 2015, the Plan adopted a new non-standardized adoption agreement in connection with a prototype defined contribution plan and trust, sponsored by Merrill Lynch. This prototype plan document received a favorable determination letter, dated March 31, 2014, from the IRS, and a voluntary automatic increase provision was added to the Plan.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

Form 5500, Schedule H, Line 4i
EIN: 74-1464203
Plan: 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trust Fund: Wells Fargo	Wells Fargo Stable Return Fund C (at contract value)	(i)	$9,692,708
	Mutual Funds:
	Blackrock Funds	Blackrock S&P 500 Stock Fund	(i)	5,927,718
	American Century Investments	American Century Growth Fund	(i)	5,419,766
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	4,960,684
	MFS Funds	MFS Value Fund	(i)	4,840,070
	Prudential Investments	Prudential Jennison Mid Cap Growth Fund	(i)	3,989,788
	Dodge & Cox	Dodge & Cox Income Fund	(i)	3,765,358
	American Funds	American Euro Pacific Growth Fund	(i)	3,460,778
	J. P. Morgan	JPMorgan Mid Cap Value Fund	(i)	3,146,982
	Mainstay Investments	Mainstay Large Cap Growth Fund	(i)	2,076,621
	Alger	Alger Capital Appreciation Institutional Fund	(i)	2,021,282
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	(i)	1,956,873
	Voya	Voya SmallCap Opportunities Fund	(i)	1,590,760
	Putnam	Putnam International Growth Fund	(i)	1,533,427
	J. P. Morgan	JPMorgan Government Bond Fund	(i)	440,994
	American Century Investments	American Century Strategic Allocation Moderate Fund	(i)	226,767
	Total Mutual Funds			45,357,868
*	Weingarten Realty Investors	Weingarten Realty Investors Stock	(i)	4,914,124
*	Participant Loans	Due semi-monthly, bearing interest at 4.25%	(i)	518,857
	Cash		(i)	189
	Total Investments		(i)	$60,483,746

*	A party in interest as defined by ERISA.
(i)	Historical costs of participant-directed investments are not a required disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS

Date:	June 19, 2015	By:	/s/ Andrew M. Alexander
Andrew M. Alexander
President/Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Calvetti Ferguson